Exhibit 99.1

Boqii Holding Limited Announces Effectiveness of Substitution Listing and 1-for-160 Reverse Split

SHANGHAI, July 11, 2025 -- As Boqii Holding Limited (“Boqii” or the “Company”) (NYSE American: BQ) previously announced, the Company ceased the listing of the American Depositary Shares (the “ADSs”) representing its Class A ordinary shares of par value US$0.001 each on the NYSE American LLC (“AMEX”) and listed its Class A ordinary shares of a par value of US$0.16 each on a post-reverse stock split basis for trading on AMEX in substitution for the ADSs (the “Substitution Listing”), effective on July 11, 2025 (the “Effective Date”).

Immediately following the termination of the ADS Facility and on the Effective Date, the Company implemented a reverse stock split (the “Reverse Split”), pursuant to which every 160 Class A ordinary shares of a par value of US$0.001 each (the “Ordinary Shares”) consolidated into one new ordinary share of a par value of US$0.16 each (each, a “New Ordinary Share”). As a result, on the Effective Date, each holder of the Company’s Ordinary Shares received one (1) New Ordinary Share, with a par value of US$0.16 each, for every 160 existing Ordinary Shares previously held. Outstanding ADSs were automatically cancelled and exchanged for the corresponding number of New Ordinary Shares at a rate 15/16, or 0.9375 of a New Ordinary Share for each ADS cancelled (the “Mandatory Exchange”). All resulting fractional shares were rounded up to the nearest whole number of shares on the participant level.

The New Ordinary Shares commenced trading on AMEX on a post- Reverse Split basis and after the Mandatory Exchange under the symbol “BQ” on July 11, 2025. The new CUSIP number for the New Ordinary Shares is G1311F119.

About Boqii Holding Limited

Boqii Holding Limited (NYSE American: BQ) is a leading pet-focused platform in China. It is the leading online destination for pet products and supplies in China with a broad selection of high-quality products including global leading brands, local emerging brands, and its own private label, Yoken, Mocare and D-cat, offered at competitive prices. Boqii’s online sales platforms, including Boqii Mall and our flagship stores on third-party e-commerce platforms, provide customers with convenient access to a wide selection of high-quality pet products and an engaging and personalized shopping experience. Its Boqii Community provides an informative and interactive content platform for users to share their knowledge and love for pets.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission (“SEC”), in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Further information regarding such risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor inquiries, please contact:

Boqii Holding Limited
Investor Relations
Tel: +86-21-6882-6051
Email: ir@boqii.com